                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of March 31, 1999

                        Nymox Pharmaceutical Corporation

             9900 Cavendish Blvd., St. Laurent, PQ, Canada H4M 2V2
                       (Address of principal executive offices)

     [indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F [X]     Form 40-F [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             Yes [X]      No [ ]


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           NYMOX PHARMACEUTICAL CORPORATION
                                           --------------------------------
                                                      (Registrant)


Date: May 15, 1999                         BY:  /s/ ROY WOLVIN
                                           -----------------------------
                                               Roy Wolvin

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its quarterly financial statements for the period ended March 31, 1999.

Total revenues amounted to CAN$102,217, compared to CAN$16,740 last year. This increase is attributable to the launch of the AD7C(TM) urine test. Net losses for the period ended March 31, 1999 amounted to CAN$1,511,058, or CAN$0.08 per share, compared to CAN$1,778,873, or CAN$0.10 per share, for the same period in 1998.

Research & Development expenses in the first quarter of 1999 were CAN$533,128 compared to CAN$625,197 for the same period last year. Marketing expenses during this period were CAN$565,599, compared to CAN$989,133 for the first quarter last year. General and Administrative expenses were CAN$461,188 in the first quarter of 1999 compared to CAN$139,297 for the same period last year. The increase was attributable mainly to higher expenditures in professional fees (CAN$93,053), salaries (CAN$106,264) and the Nymox clinical reference laboratory (CAN$122,615).

We wish to thank our shareholders for their continued support and look forward to seeing many of you at our annual meeting on June 30, 1999.


Paul Averback, M.D.
President


May 15, 1999

                      Consolidated Financial Statements of
                                  (Unaudited)


                        NYMOX PHARMACEUTICAL CORPORATION


            Three-month periods ended March 31, 1999, 1998 and 1997

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements
(Unaudited)

Three-month periods ended March 31, 1999, 1998 and 1997

FINANCIAL STATEMENTS

     Consolidated Balance Sheets ..........................        1

     Consolidated Statements of Earnings ..................        2

     Consolidated Statements of Deficit ...................        3

     Consolidated Statements of Cash Flows ................        4

     Notes to Consolidated Financial Statements ...........        5


NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets
(Unaudited)

March 31, 1999 and 1998, with comparative figures as at December 31, 1998 (in Canadian dollars)

                                               March 31,    March 31,   December 31,
                                                  1999        1998          1998
                                              -----------  -----------  ------------
                                              (Unaudited)  (Unaudited)    (Audited)
Assets

Current assets:
   Cash                                        $1,686,072   $3,028,067      $714,298
   Short-term investments                         544,312           --     2,113,907
   Accrued interest                                33,758           --        46,082
   Accounts receivable                             68,243           --        74,653
   Receivable from a financial institution             --      723,600       637,500
   Research tax credits receivable                  5,778      152,000         5,778
   Notes receivable                               270,960       56,000       273,995
   Other receivables                               57,914       59,205        43,028
                                               ----------   ----------    ----------
                                                2,667,037    4,018,872     3,909,241

Capital assets                                  1,854,905    1,563,228     1,846,979
                                               ----------   ----------    ----------
                                               $4,521,942   $5,582,100    $5,756,220
                                              ===========  ===========   ===========

Liabilities and Shareholders' Equity

Current liabilities:
   Accounts payable and
   accrued liabilities                           $229,296     $149,392      $434,440

Shareholders' equity:
   Capital stock                               23,544,055   17,997,746    23,011,556
   Deficit                                    (19,251,409) (12,565,038)  (17,689,776)
                                               ----------   ----------    ----------
                                                4,292,646    5,432,708     5,321,780
                                               ----------   ----------    ----------
                                               $4,521,942  $5,582,100     $5,756,220
                                              ===========  ===========   ===========

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Earnings
(Unaudited)

Three-month periods ended March 31, 1999, 1998 and 1997
(in Canadian dollars)

                                            1999              1998            1997
                                        -----------       -----------      -----------
Revenue:
   Service fees                         $    85,239      $      3,989     $         --
   Interest                                  16,978            12,751            4,227
                                        -----------       -----------      -----------
                                            102,217            16,740            4,227
Expenses:
   Research and development                 533,128           625,197          582,915
   Less investment tax credits                   --            (2,000)         (66,000)
                                        -----------       -----------      -----------
                                            533,128           623,197          516,915
   Marketing                                565,599           989,133          459,580
   General, administrative and
     cost of sales                          461,188           139,297          118,275
   Depreciation and amortization             52,033            42,120           38,532
   Interest and bank charges                  1,327             1,866            3,497
                                        -----------       -----------      -----------
                                          1,613,275         1,795,613        1,136,799

Net loss                                $(1,511,058)      $(1,778,873)     $(1,132,572)
                                        ===========       ===========      ===========
Loss per share                          $     (0.08)      $     (0.10)     $     (0.06)
                                        -----------       -----------      -----------
Weighted average number of common
     shares outstanding                  19,765,404        18,718,815       17,931,049
                                        ===========       ===========      ===========

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit
(Unaudited)

Three-month periods ended March 31, 1999, 1998 and 1997
(in Canadian dollars)

                                      1999               1998              1997
                                  ------------       -----------       ------------
Deficit, beginning of period      $(17,689,776)      $(10,703,165)      $(5,472,710)

Net loss                            (1,511,058)        (1,778,873)       (1,132,572)

Share issue costs                      (50,575)           (83,000)               --
                                  ------------       ------------       -----------
Deficit, end of period            $(19,251,409)      $(12,565,038)      $(6,605,282)
                                  ============       ============       ===========


See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows
(Unaudited)

Three-month periods ended March 31, 1999, 1998 and 1997
(in Canadian dollars)

                                                     1999              1998              1997
                                                 -----------      -----------       -----------
Cash flows from:

Operations:
    Net loss                                     $(1,511,058)      $(1,778,873)      $(1,132,572)
    Item not involving cash:
        Depreciation and amortization                 52,033            42,120            38,532
    Net change in non-cash operating
      working capital items                          439,239          (894,753)          (77,305)
                                                 -----------       -----------       -----------
                                                  (1,019,786)       (2,631,506)       (1,171,345)

Financing:
    Proceeds from issuance of capital stock          532,499         3,641,114            16,250
    Share issue costs                                (50,575)          (83,000)               --
                                                 -----------       -----------       -----------
                                                     481,924         3,558,114            16,250

Investment:
    Additions to capital assets                      (59,959)         (185,886)          (62,098)
                                                 -----------       -----------       -----------
(Decrease) increase in cash and short-term
  investments                                       (597,821)          740,722        (1,217,193)

Cash and short-term investments,
  beginning of period                              2,828,205         2,287,345         2,506,927
                                                 -----------       -----------       -----------
Cash and short-term investments,
  end of period                                   $2,230,384        $3,028,067        $1,289,734
                                                 ===========       ===========       ===========
Supplemental disclosure to statements of
  cash flows:
    Income taxes paid                             $       --        $       --        $       --
    Interest paid                                      1,327             1,866             3,497
                                                 ===========       ===========       ===========

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Three-month periods ended March 31, 1999, 1998 and 1997
(in Canadian dollars)

Nymox Pharmaceutical Corporation (the "Corporation"), incorporated under the Canada Business Corporations Act, is a development stage biopharmaceutical corporation which specializes in the research and development of neurological therapeutics and diagnostics for the aging population, with an emphasis on Alzheimer's disease.

Since inception, the Corporation's activities have been primarily focused on developing certain pharmaceutical technologies and obtaining outside funding to support the continued development of its technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan, the Corporation anticipates the need to raise additional capital. Management is confident that it will be able to obtain the continued financial support of its shareholders and/or new external financing to pursue its development.

The Corporation is listed on the Montreal Exchange and on the NASDAQ Stock
Market.

1. BASIS OF PRESENTATION:

   (a)  Consolidation:

   The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles and include the accounts of its wholly-owned US subsidiary. Significant intercompany balances and transactions have been eliminated on consolidation.

   (b)  Interim financial statements:

   The unaudited consolidated balance sheets as at March 31, 1999 and 1998 and the unaudited consolidated statements of earnings, deficit and cash flows for the three-month periods ended March 31, 1999, 1998 and 1997 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. There are no adjustments in these interim financial statements other than normal recurring adjustments.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 1999, 1998 and 1997
(in Canadian dollars)

2.   CANADIAN/U.S. REPORTING DIFFERENCES:

     (a)  Consolidated statements of earnings:

          The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

                                                           1999          1998            1997
                                                       ----------     ----------      ----------

Net loss, Canadian GAAP                               $(1,511,058)   $(1,778,873)    $(1,132,572)

Adjustments:
     Amortization of patents                              (19,514)       (14,713)         (9,870)
                                                       ----------     ----------      ----------
     Net loss, U.S. GAAP                              $(1,530,572)   $(1,793,586)    $(1,142,442)
                                                       ==========     ==========      ==========
     Loss per share, U.S. GAAP                        $     (0.08)   $     (0.10)    $     (0.06)
                                                       ==========     ==========      ==========

     (b)  Consolidated shareholders' equity:

          The reconciliation of shareholders' equity reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

                                                           1999          1998            1997
                                                       ----------     ----------      ----------
Shareholders' equity, Canadian GAAP                    $4,292,646     $5,432,708      $2,713,659

Adjustments:
     (i)  Amortization of patents:

          Cumulative effect to beginning
               of the period                             (255,216)      (180,139)       (130,606)
          Current period                                  (19,514)       (14,713)         (9,870)
                                                       ----------     ----------      ----------
                                                         (274,730)      (194,852)       (140,476)

     (ii) Stock-based compensation:
          Cumulative effect to beginning
               of period                               (1,148,500)      (742,000)       (592,000)
                                                       ----------     ----------      ----------
     Increase in deficit                               (1,423,230)      (936,852)       (732,476)
                                                       ----------     ----------      ----------
Shareholders' equity, U.S. GAAP                        $2,869,416     $4,495,856      $1,981,183
                                                       ==========     ==========      ==========

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 1999, 1998 and 1997
(in Canadian dollars)

3.   SEGMENT DISCLOSURES:

     Geographic segment information was as follows:

                                                          United
                                          Canada          States
                                         ---------       --------
Revenues:
     1999                                  $16,978        $85,239
     1998                                   12,751          3,989
     1997                                    4,227             --

Net loss:
     1999                                 (767,359)      (743,699)
     1998                                 (964,445)      (814,428)
     1997                                 (689,283)      (443,289)

Identifiable assets:
     March 31, 1999                      3,675,478        846,464
     March 31, 1998                      5,235,864        346,236
     December 31, 1998                   4,940,335        815,885
                                         =========        =======



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